UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549



1-10277

----------------

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E.
7/1/02

For the month of July, 2002

----------------

THE BANK OF TOKYO-MITSUBISHI, LTD.
( Translation of registrant's name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan
( Address of principal executive offices )



----------------

[ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F ..X... Form 40-F .......

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes ....... No ..X...

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi, Ltd. (No. 333-11072.)

Mitsubishi Tokyo Financial Group, Inc.

**Filing for Protection Under Chapter 11 of the U.S. Federal Bankruptcy Act by WorldCom: Eventual Possibility of Credit Losses**

**Tokyo, July 22, 2002** ..... Mitsubishi Tokyo Financial Group, Inc. (MTFG; President - Shigemitsu Miki) announced today that the credits provided by its subsidiary, The Bank of Tokyo-Mitsubishi, Ltd. (BTM), as well as by Bank of Tokyo-Mitsubishi Trust Company (BTMT) and BTM Capital Corporation (BTMCC), both of which are subsidiaries of BTM, to WorldCom, Inc. may eventually not be repaid due to the event described hereunder.

1. Outline of WorldCom

| | |
|---|---|
| (1) Company Name: | WorldCom, Inc. |
| (2) Address: | 500 Clinton Center Drive, Clinton, Mississippi 39056, U.S.A. |
| (3) Representative: | John Sidgmore |
| (4) Capital: | U.S. dollars 57,911 million |
| (5) Business: | Long distance telecommunications operator |

2. Event and date of occurrence

WorldCom filed for protection under Chapter 11 of the U.S. Federal Bankruptcy Act with the Bankruptcy Court for the Southern District of New York on July 21, 2002 (Eastern Standard Time in the U.S.).

3. Outstanding credit balances to WorldCom

| | |
|---|---|
| BTM: | Japanese yen 16,626 million |
| BTMT: | Japanese yen 215 million |
| BTMCC: | Japanese yen 217 million |

(An official middle exchange rate of J.Yen 116.15 /US$1.00 quoted by BTM today has been used to calculate the credit balance.)

4. Influence over MTFG's business forecast

This event is not expected to have any material effect on MTFG's previously announced business forecast for the current fiscal year.

* * *

For further information, please contact:
Masahiko Tsutsumi, Chief Manager, Public Relations Office
Tel. No. 81-3-3240-8136

Bank of Tokyo-Mitsubishi

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI, LTD.

Date : July 22, 2002

By Koji Nishimoto

Koji Nishimoto
Chief Manager
General Affairs Office

**Bank of Tokyo-Mitsubishi**

The Bank of Tokyo-Mitsubishi, Ltd.
7-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo 100 Japan
Tel: 03-3240-1111

July 22, 2002

New York Stock Exchange, Inc.
20 Broad Street
New York, New York 10005
Attn: Mr. Ken Smythe (Account Manager)

Re : Eventual possibility of credit losses : Filing for protection under Chapter 11 of the US Federal Bankruptcy Act by WorldCom Inc.

Dear Sirs,

Please be notified that the attached news was released.

Very truly yours,

Koji Nishimoto
Chief Manager
General Affairs Office
General Coordination Dep.

cc: Filing Desk
Securities and Exchange Commission

Ms. Jennifer Monaco / Mr. Kainoshin Hara
The Bank of New York

Mr. Jim Coufos
Spear, Leeds & Kellogg